EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Supplementary Report – Notice of Antitrust Authority

Further to the immediate report of February 12, 2013 and further to the description in the Company's 2013 periodic report, and in the update in the quarterly report for the period ending September 30, 2014, the Company provides notification that it received the Deputy Antitrust Commissioner's finding that the Company took advantage of its status as a monopoly by fixing prices contrary to the provisions of Section 29a of the Restrictive Trade Practices Law, 5748-1988.

The Company is studying the finding and it intends to appeal them, since it believes that it acted lawfully and in accordance with the approval of the Ministry of Communications.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.